SONIC ENVIRONMENTAL SOLUTIONS INC.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 March 31, 2007

(Unaudited)

Sonic Environmental Solutions Inc.	Statement 1
(A Development Stage Company)
Interim Consolidated Balance Sheets
Canadian Funds

	March 31,	December 31,
	2007	2006
ASSETS	(Unaudited)	(Audited)
Current
Cash and cash equivalents	$422,234	$1,751,908
Interest receivable	2,080	5,869
Refundable deposit	105,500	105,500
Accounts receivable	337,431	711,825
GST receivable	56,340	190,077
Work in progress	155,539	181,040
Inventory	365,910	260,855
Prepaid expenses	125,148	137,327
	1,570,182	3,344,401
Property, Plant and Equipment (Note 4)	3,332,752	3,470,938
Deferred Development Costs (Note 5)	857,574	883,633
Patents and Other Intangible Assets (Note 6)	2,998,136	3,075,633
	$8,758,644	$10,774,605

LIABILITIES
Current
Accounts payable	$954,104	$1,058,508
Accrued liabilities	987,298	1,183,217
Due to related parties (Notes 8 and 11)	8,285	259,468
Terra-Kleen acquisition payment (Note 8 and 11)	-	35,000
	1,949,687	2,536,193

Deferred Rent Inducement (Note 13b)	$48,151	$52,528

Going Concern (Note 1)
Commitments (Note 13)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Notes 9 and 10)
Authorized:
Unlimited common shares without par value
Issued, allotted and fully paid:
31,260,068 (2006 – 31,260,068)	22,953,387	22,953,387
Contributed Surplus – Statement 2	3,539,442	3,419,708
Deficit Accumulated During the Development Stage - Statement 2	(19,732,023)	(18,187,211)
	6,760,806	8,185,884
	$8,758,644	$10,774,605

The accompanying notes are an integral part of these consolidated financial statements

ON BEHALF OF THE BOARD:

“Adam Sumel”	, Director

“Douglas B. Forster”	, Director

Sonic Environmental Solutions Inc.	Statement 2
(A Development Stage Company)
Interim Consolidated Statements of Shareholders’ Equity
Canadian Funds
(Unaudited)

				Accumulated
	Common Shares			Other
			Contributed	Comprehensive	Accumulated
	Number	Amount	Surplus	Income	Deficit	Total
Balance - December 31, 2005
(Restatement – Note 14)	19,839,350	$16,400,927	$2,158,614	-	($10,517,812)	$8,041,729
Private placement	2,797,223	2,224,818	-	-	-	2,224,818
Private placement	6,670,000	2,919,897	-	-	-	2,919,897
Fair value of warrants issued	-	-	707,786	-	-	707,786
Fair value of agents’ warrants
issued	-	-	35,561	-	-	35,561
Exercise of options – cash
component	20,000	10,000	-	-	-	10,000
Acquisition of subsidiary (Note
8)	600,161	558,150	-	-	-	558,150
Share issuance costs	-	(588,209)	-	-	-	(588,209)
Stock-based compensation	-	-	571,110	-	-	571,110
Exercise of options – fair value	-	2,548	(2,548)	-	-	-
Loss for the period –
Statement 3	-	-	-	-	(7,299,328)	(7,299,328)
Issued and outstanding at
December 31, 2006	29,926,734	$21,528,131	$3,470,523	$-	($17,817,140)	$7,181,514
Shares allotted for debenture
settlement	1,333,334	1,425,256	(50,815)	-	(370,071)	1,004,370
Issued, outstanding and allotted
at December 31, 2006	31,260,068	$22,953,387	$3,419,708	$-	($18,187,211)	$8,185,884
Stock-based compensation	-	-	119,734	-	-	119,734
Loss and comprehensive loss
for the period – Statement 3	-	-	-	-	(1,544,812)	(1,544,812)
Issued and outstanding at March
31, 2007	31,260,068	$22,953,387	$3,539,442	$-	($19,732,023)	$6,760,806

The accompanying notes are an integral part of these consolidated financial statements

Sonic Environmental Solutions Inc.	Statement 3
(A Development Stage Company)
Interim Consolidated Statements of Operations
Canadian Funds
(Unaudited)

	Three months	Three months
	ended	ended
	March 31, 2007	March 31, 2006
		(Restatement –
		Note 14)

Revenue	$161,406	$243,574

Direct operating costs	784,866	614,904
	(623,460)	(371,330)
Expenses
Advertising	32,249	50,801
Amortization of deferred
development and other
intangible asset costs	109,744	114,949
Amortization of property and
office equipment	30,096	39,833
Automobile	19,831	20,638
Bank charges and interest	908	924
Insurance	27,217	45,413
Legal and accounting	67,745	78,657
Office, postage and printing	15,634	20,242
Rent	64,988	58,978
Research	9,879	11,109
Salaries and wages	326,738	388,920
Salaries and wages - Stock
compensation(Note 10b)	91,527	130,801
Shareholder relations	2,824	2,384
Shareholder relations - Stock
compensation (Note 10b)	28,207	19,815
Telephone and utilities	20,649	22,134
Trade shows	17,524	9,007
Transfer agent and regulatory
fees	13,298	8,420
Travel and promotion	49,746	68,984
	928,804	1,092,009
Loss Before the Undernoted	(1,552,266)	(1,463,339)
Interest income (expense)	9,251	(42,464)
Provision for income tax	(1,002)	-
Foreign exchange gain / (loss)	(795)	(7,142)
Loss and comprehensive loss
for the Period	$(1,544,812)	$(1,512,945)

Deficit – beginning of period	(18,187,211)	(10,517,812)

Deficit – End of Period	(19,732,023)	(12,030,757)

Loss per Share – Basic and
Diluted	$(0.05)	$(0.09)

The accompanying notes are an integral part of these consolidated financial statements

Sonic Environmental Solutions Inc.	Statement 4
(A Development Stage Company)
Interim Consolidated Statements of Cash Flows
Canadian Funds
(Unaudited)

		Three months
		ended
	Three months	March 31, 2006
	ended	(Restatement –
	March 31, 2007	Note 14)

Operating Activities
Loss for the period	$(1,544,812)	$(1,487,987)
Items not affecting cash:
Amortization of deferred
development and other
intangible asset costs	109,744	89,991
Amortization of property, plant
and equipment	150,827	156,050
Leasehold inducement	4,377	-
Deferred financing fees	-	10,207
Amortization of deferred costs	-	2,138
Stock-based compensation	119,734	150,616

	(1,160,130)	(1,078,985)
Net change in non-cash working
capital (Note 3)	83,592	372,758

	(1,076,538)	(706,227)
Investing Activities
Property, plant and equipment
acquired	(167,801)	(87,853)
Patents	(10,311)	(12,427)

	(178,112)	(100,280)
Financing Activities
Cash received for shares	-	2,527,501
Share issuance costs (Note 9b)	(75,024)	(158,174)

	(75,024)	2,369,327
Net Increase (Decrease) in Cash and
Cash Equivalents	(1,329,674)	1,562,820
Cash and cash equivalents -
Beginning of period	1,751,908	1,952,988
Cash and Cash Equivalents – End of
Period	$422,234	$3,515,808

Supplemental Cash Flow
Information
Interest paid	$791	$53,266
Taxes paid	$1,002	$-

Supplemental Investing and
Financing Schedule of Non-
Cash Transactions
Property, plant and equipment
included in accounts payable	$268,550	$59,536
Patent costs included in
accounts payable	$7,915	$2,303
Share issuance costs included
in accounts payable	$-	$16,113

The accompanying notes are an integral part of these consolidated financial statements

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2007
Canadian Funds
(Unaudited)

1.	Nature of Business and Going Concern

The Company was incorporated February 4, 2000 in British Columbia, Canada and commenced trading on the TSX Venture Exchange on November 29, 2000.

The business of the Company is the commercialization of its patented sonic generator and related technologies in environmental process and other applications. The Company has focused primarily on commercial application of these technologies in the environmental sector to date and intends to apply the technology to other industry sectors reliant on process technologies.

The ability of the Company to realize the costs it has incurred to date on its technology is dependent on the Company being able to commercialize the technology and to operate its business without infringing on the proprietary rights of third parties or having third parties circumvent the Company’s rights.

As at March 31, 2007, the Company continues in the development stage. Although the Company has begun operations, significant revenues have not been generated. In addition, management continues to work on other development projects.

As at March 31, 2007, the Company has a working capital deficiency of $379,505. The Company has negative cash flows from operations, recorded a loss of $1,544,812 for the period ending March 31, 2007 and has an accumulated deficit of $19,732,023 as at March 31, 2007. The ability of the Company to continue as a going concern is dependent on the success of the Company’s Business Plan covering the periods of 2007 to 2010 and additional sources of capital. Subsequent to the end of the period, the Company closed a private placement for gross proceeds of $4,528,800 (Note 15). While these interim consolidated financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and settle its obligations in the ordinary course of business, significant adjustment to the carrying amounts of the Company’s assets and liabilities may be required if this assumption is not valid.

2.	Significant Accounting Policies

These unaudited interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual audited consolidated financial statements for the year ended December 31, 2006 with the exception of accounting for Financial Instruments and Comprehensive Income. On January 1, 2007, the Company adopted CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 1530, Comprehensive Income.

Sections 3855 and 3861 establish standards for classification, recognition, measurement, presentation and disclosure of financial instruments, including financial and non-financial derivatives in the financial statements. The standards prescribe when to recognize a financial instrument in the balance sheet and at what amount; depending on their classification, a fair value or cost-based measure is used. Based on financial instrument classification, gains and losses on financial instruments are recognized in net income or other comprehensive income.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2007
Canadian Funds
(Unaudited)

2.	Significant Accounting Policies - continued

The Company’s financial instruments consist of cash and cash equivalents, interest receivable, refundable deposit, accounts receivable, GST receivable, accounts payable and accrued liabilities, due to related parties, and Terra-Kleen acquisition payment. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. As the carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation, the Company has determined the fair value of these instruments is represented by their carrying value.

Section 1530 requires the presentation of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income for the company may include holding gains and losses on investments designated as available for sale.

The adoption of these standards does not have an impact on the financial statements.

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries:

	-	SESI Systems Inc. (“SESI”), incorporated January 9, 2001 under the Company Act of British Columbia, Canada. The Company acquired 100% of the shares of SESI on December 12, 2002 (Note 7a).

-

Contech PCB Containment Technology Inc. (“Contech”), incorporated September 13, 1994 under the Company Act of British Columbia, Canada. Contech is involved in the non- proprietary business of collection, recycling and safe disposal of PCB contaminated ballasts and related waste products. The Company acquired 100% of the shares of Contech effective August 1, 2003 (Note 7b).

-

Sonic Environmental Solutions Corp., (“Sonic Corp.”), incorporated September 15, 2005 in the State of California. The Company acquired 100% of the shares of Terra-Kleen Response Group, Inc. (“Terra-Kleen”) on December 21, 2005 and merged it with Sonic Corp. (Note 8).

-

SonoOil Inc., (“SonoOil”), incorporated June 2, 2006 under the Company Act of British Columbia, Canada. SonoOil was established to develop the Company’s core sonic generator technology in the oil sands industry.

Included in these consolidated financial statements are the results of operations of SESI, Contech and Terra-Kleen from their respective dates of acquisition, Sonic Corp. and SonoOil from date of incorporation. All intercompany transactions and balances have been eliminated on consolidation.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2007
Canadian Funds
(Unaudited)

3.	Non-cash Working Capital Components

Details are as follows:

	For the three	For the three
Net changes in non-cash	months ended	months ended
working capital components:	March 31, 2007	March 31, 2006
GST and amounts receivable	$537,421	$268,627
Inventory	(238,623)	12,636
Prepaid expenses	12,179	53,725
Accounts payable	138,339	34,422
Accrued liabilities	(79,541)	(8,896)
Due to related parties	(286,183)	12,244
	$83,592	$372,758

4.	Property, Plant and Equipment

Details are as follows:

			Net Book
			Value
		Accumulated	March 31,
	Cost	Amortization	2007
Computer equipment	$196,049	$134,260	$61,789
Furniture and office equipment	237,836	138,999	98,837
Leasehold improvements	78,489	16,848	61,641
Vehicles	173,396	164,905	8,491
Machinery and equipment	2,898,311	1,745,509	1,152,802
Plant One	238,874	118,227	120,647
Plant Two	2,253,831	425,286	1,828,545
	$6,076,787	$2,744,034	$3,332,752

			Net Book
			Value
		Accumulated	December 31,
	Cost	Amortization	2006
Computer equipment	$196,049	$129,250	$66,799
Furniture and office equipment	237,836	133,687	104,149
Leasehold improvements	82,866	15,622	67,244
Vehicles	173,396	162,081	11,315
Machinery and equipment	2,885,669	1,681,720	1,203,949
Plant One	238,874	106,283	132,591
Plant Two	2,253,831	368,940	1,884,891
	$6,068,521	$2,597,583	$3,470,938

Property, plant and equipment are amortized when available for use.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2007
Canadian Funds
(Unaudited)

5.	Deferred Development Costs

Deferred development costs consist of product development costs and existing product enhancement costs.

Details are as follows:

	March 31,	December 31,
	2007	2006
Balance – Beginning of period	$883,633	$987,873
Current period costs:
Deferred development costs	-	-
Less: Amortization	(26,059)	(104,240)
Balance – End of period	$857,574	$883,633

6.	Patents and other intangible assets

Patents and other intangible assets consist primarily of amounts associated with the acquisitions of SESI, Contech and Terra-Kleen. The Company acquired patents for low frequency sonic energy generator technology and proprietary processes to remediate PCB contaminated soils.

Activities during the period are as follows:

	March 31,	December 31,
	2007	2006
Balance – Beginning of period	$3,075,633	$3,387,921
Current period costs:
Additions	6,186	45,980
Less: Amortization	(83,683)	(358,268)
Balance – End of period	$2,998,136	$3,075,633

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2007
Canadian Funds
(Unaudited)

7.	Acquisitions

            a)     SESI Systems Inc.

Effective December 12, 2002, the Company acquired 100% of SESI by the issuance of 2,997,135 common shares of the Company valued at $998,302 (see note 14 for restatement). The shares were escrowed based on time over 6 years. The Company had a director in common with SESI at the time of the purchase. The primary reason for the purchase of SESI was to acquire the Sonic technology and Canadian and United States patents. The consideration has been allocated, based on fair value, as follows:

Cash	$(30)
Accounts payable	(23,371)
Deferred development costs	178,819
Patents and other intangible assets	992,927
Amounts advanced from Sonic	(150,043)
$998,302

            b)      Contech PCB Containment Technology Inc.

By agreement effective August 1, 2003, the Company acquired 100% of the issued and outstanding shares of Contech. The Company acquired Contech to utilize its licence for handling and disposal of the contaminated materials, facilities approved by the regulatory authorities, environmental risk insurance, knowledgeable staff and management, and its expertise in handling of hazardous waste. As consideration for Contech, the Company paid $67,375, $25,000 upon closing (paid) and 15 monthly payments of $3,000 (paid), having a present value of $42,375 using a 10% interest rate, and issued 100,000 escrow shares. The fair value of shares issued by the Company has been determined at $137,866, by taking the value of the shares ($1.55CDN) on the date of the agreement multiplied by the number of shares to be released over time, and discounted using a 10% interest rate, to take into account the time value of the consideration. The consideration has been allocated, based on fair value, as follows:

Current assets	$79,159
Property, plant and equipment	34,065
Intangible assets	137,866
Current liabilities	(45,848)
$205,242

This is a related party transaction as a major Contech shareholder was also an officer of the Company.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2007
Canadian Funds
(Unaudited)

8.	Acquisition of Terra-Kleen Response Group Inc.

On December 21, 2005, the Company acquired 100% of the shares of United States based Terra- Kleen which subsequently merged with Sonic Corp.

Terra-Kleen has proprietary and patented technologies for the remediation of contaminated soil through a solvent extraction process which removes and concentrates contaminants. Terra-Kleen also has an established operating history with the Environmental Protection Agency in the United States.

The total consideration for the purchase of Terra-Kleen, as outlined in the original agreement and amended March 23, 2007, is as follows:

i.

Upon the closing, December 21, 2005, US$500,000 was paid through the issuance of the Company’s common shares valued at CDN$2.50 per share which resulted in an issuance of 234,680 common shares. On this closing date, the Company’s share market price was $1.15, therefore the share issuance was valued at $269,882;

ii.

On June 21, 2006, US$500,000 was paid through the issuance of the Company common shares at a price equal to the 20-day average closing price of such shares preceding their issue date. The 20-day average closing price of such shares was $0.93. This resulted in an issuance of 600,161 common shares valued at $558,150;

iii.

On March 23, 2007, US$250,000 was paid to the controlling shareholder of Terra-Kleen. The amount related to a settlement for an earn out provision based on revenues in the original agreement. The amount earned to date according to the original agreement of was $35,000; this amount was recorded as part of the purchase and the balance of $256,785 was expensed in fiscal 2006 as a purchase settlement.

Therefore, total consideration given up is as follows:

Share issuance upon closing	$269,882
Share issuance June 21, 2006	558,150
Due diligence and cash closing costs	217,271
Final payment	35,000
$1,080,303

The consideration has been allocated, based on fair value, as follows:

Current assets	$168,924
Property, plant and equipment	315,660
Patents and other intangibles	2,565,655
Current liabilities	(462,489)
Long term liabilities	(865,446)
Due to Shareholder	(571,528)
Due to Sonic Environmental Solutions Inc.	(70,473)
Net identifiable assets and liabilities	$1,080,303

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2007
Canadian Funds
(Unaudited)

8.	Acquisition of Terra-Kleen Response Group Inc. - Continued

Terra-Kleen has two contracts as follows:

	a)	Mitsubishi Agreement

Per agreement dated January 1, 2001 and amended January 2, 2006, Terra-Kleen granted a license to Mitsubishi Heavy Industries, Ltd. (“MHI”) to use Terra-Kleen's soil remediation technology in Japan.

As consideration Terra-Kleen, before acquired by the Company, received US$500,000 and a royalty at 2.25% of Net Invoiced Value for “hydrocarbon and chlorinated organic contaminated soil” processed using the system. This royalty will be paid after MHI has had sales of approximately US$22,000,000. As of March 31, 2007, approximately US$9,800,000 has been completed by MHI.

	b)	Veolia Agreement

Per agreement dated June 10, 2005 with Veolia Environmental Services (“Veolia”), formerly known as Collex Pty Ltd., Terra-Kleen granted a license to Veolia to use Terra-Kleen’s soil remediation technology.

The considerations are as follows:

		i)	A lump sum initial license fee of US$100,000 (received by Terra-Kleen before the Company purchased Terra-Kleen).

		ii)	A technology license fee of US$288,000 upon successful results of initial trial.

		iii)	A trial fee of AUS$298,732 as follows:

• AUS$150,000 on commencement date (received by Terra-Kleen before the Company purchased Terra-Kleen).
• AUS$74,366 within 21 days of receiving certain demonstration equipment in Australia
• AUS$74,366 on the date following the completion of initial test.

		iv)	After nine months of successful trial, Veolia will either pay rent on the demonstrator equipment at US$32,000 per month or buy the system at US$488,000.

		v)	To pay royalty of 50% of profit generated from using the technology.

During the period, the initial trial was substantially complete; however subsequent to the end of the period, the Company entered into negotiations with Veolia to amend the contract.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2007
Canadian Funds
(Unaudited)

9.	Share Capital

	a)	Authorized: unlimited common shares without par value.

	b)	During the period, financing fees in the amount of $75,024 were paid. These financing fees related to a private placement in 2006.

	c)	Options

i)     The Company has established a share purchase option plan whereby the board of directors, may grant options to directors, officers, employees or consultants. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company’s board of directors. The exercise price of an option is not less than the closing price on the TSX-V on the last trading day preceding the grant date. The maximum aggregate number of Plan Shares that may be reserved for issuance under the Company’s Plan is 4,530,000 Common Shares.

ii) A summary of the Company’s options at March 31, 2007 and the changes for the period are as follows:

	Outstanding				Outstanding
Exercise	December 31,				March 31,
Price	2006	Granted	Exercised	Forfeited	2007	Expiry date
$0.50	402,000	-	-	-	402,000	December 12, 2007
$1.00	200,000	-	-	-	200,000	June 14, 2011
$1.00	855,000	-	-	-	855,000	July 4, 2011
$1.00	335,000	-	-	-	335,000	September 11, 2011
$1.10	200,000	-	-	-	200,000	February 3, 2008
$1.70	400,000	-	-	-	400,000	September 22, 2008
$2.30	50,000	-	-	-	50,000	January 16, 2009
$2.30	50,000	-	-	-	50,000	June 21, 2010
$2.37	85,000	-	-	(10,000)	75,000	February 14, 2010
$2.40	250,000	-	-	-	250,000	June 8, 2009
$2.50	35,000	-	-	-	35,000	November 10, 2008
$2.60	20,000	-	-	-	20,000	March 30, 2010
$2.75	115,000	-	-	-	115,000	October 8, 2009
$2.95	200,000	-	-	-	200,000	July 16, 2009
$3.15	145,000	-	-	-	145,000	July 6, 2009
	3,342,000	-	-	(10,000)	3,332,000

Weighted average
exercise price	$1.50	$-	$-	$2.37	$1.50

		Weighted
		Average
	Number of Options	Exercise Price	Expiry
			December 12, 2007
Vested at March 31, 2007	2,365,743	$1.71	to September 11, 2011

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2007
Canadian Funds
(Unaudited)

9.	Share Capital - Continued

	d)	Warrants

Details are as follows:

	Outstanding				Outstanding
Exercise	December 31,			Expired or	March 31,
Price	2006	Issued	Exercised	Cancelled	2007	Expiry date
$0.70	7,170,250	-	-	-	7,170,250	November 9, 2008
$1.20	1,398,611	-	-	-	1,398,611	March 27, 2008
$2.20	500,000	-	-	-	500,000	December 21, 2007
$2.75	605,000	-	-	-	605,000	September 28, 2007
	9,673,861	-	-	-	9,673,861

Weighted average
exercise price	$0.98	$-	$-	$-	$0.98

e)	Escrow Shares

As at March 31, 2007, there are 1,198,852 common shares held in escrow. Escrow shares have the same voting rights and rights to receive income distributions as regular shares of the Company. However, in general terms, escrow shares cannot be sold, transferred, assigned, mortgaged or be a subject to a derivative transaction. Details are as follows:

i)

In 2002, 2,997,135 shares were issued for the acquisition of SESI and are held in escrow to be released every six months to 2008. As at March 31, 2007, a balance of 1,198,852 shares are held in escrow.

ii)

There were 834,841 shares issued for the acquisition of Terra-Kleen and held in escrow. During the period, the Company entered into an agreement with the former controlling shareholder of Terra-Kleen which terminates this escrow agreement. During the period, the remaining shares pertaining to this agreement, 620,990, were released from escrow leaving a nil balance at March 31, 2007.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2007
Canadian Funds
(Unaudited)

10.	Stock Based Compensation

a)

Stock compensation expense is determined using the fair value method. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

	b)	Stock compensation expense recognized on options granted during the year is calculated using the Black-Scholes option pricing model with the following assumptions on the date of grant:

Risk-free interest rate	4.01% - 4.50%
Expected dividend yield	-
Expected stock price volatility	49.18 - 50.55%
Expected option life in years	5

Current period stock-based compensation expense was $119,734 (2006 - $150,616). Of this, $28,207 (2006 - $19,815) is included in shareholder relations expense, and $91,527 (2006 - $130,801) is included in salaries and wages expense, with the offsetting entry to contributed surplus. The value of unrecorded stock-based compensation related to non-vested options is $284,686. This amount will be expensed between April 1, 2007 and June 30, 2008.

c)

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated.

Options vest according to the length of service as follows:

Employees with service greater than six
months, Directors and Officers	Employment service less than six months
33.3% of options vest after six months	33.3% of options vest after twelve months
33.3% of options vest after twelve months	33.3% of options vest after eighteen months
33.3% of options vest after eighteen months	33.3% of options vest after twenty-four months

11.	Related Party Transactions

Except as noted elsewhere in these financial statements, related party transactions are as follows:

a)

As at March 31, 2007 $8,285 (2006 - $259,468) was owing to directors, officers, and related entities. These amounts are non-interest bearing, have no specific terms of repayment and were incurred in the normal course of operations, except the portion relating to Notes 8iii and 11b.

	b)	As at March 31, 2007 nil (2006 - $35,000) was owing in relation to the acquisition of Terra-Kleen. This amount was owing to the controlling shareholder of Terra-Kleen. (Note 8iii)

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2007
Canadian Funds
(Unaudited)

12.	Segmented Information

a)

The Company and its subsidiaries operate in the environmental sector in two reportable business segments. The soil remediation segment is attributable to the treatment of contaminated soil and the waste management segment is attributable to the collection, consolidation and disposal of PCB contaminated wastes from transformers, ballasts and capacitors. Total assets by business segment are as follows:

	March 31,	December 31,
	2007	2006
Soil remediation	$8,638,982	$10,654,954
Waste management	119,663	119,651
	$8,758,645	$10,774,605

Total revenues and direct costs for each business segment are as follows. The direct costs include labour, materials, chemicals, subcontractor costs and equipment amortization:

	Soil	Waste	Corporate Total,
	Remediation	Management	March 31,
			2007
Revenues	$95,801	$65,605	$161,406
Direct Costs	740,442	44,424	784,866
	$(644,641)	$21,181	$(623,460)

	Soil	Waste	Corporate Total,
	Remediation	Management	March 31,
			2006
Revenues	$157,009	$86,565	$243,574
Direct Costs	535,607	79,297	614,904
	$(378,598)	$7,268	$(371,330)

During the period, 56% (2006 – 65%) of consolidated revenue related to one customer. As at March 31, 2007 accounts receivable included $165,120 from this customer (2006 - $170,027).

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2007
Canadian Funds
(Unaudited)

12.	Segmented Information - Continued

	b)	Geographic Information

All significant sales during the periods presented have been to customers domiciled in Canada. The tables below summarize property, plant and equipment by country and assets by country:

	March 31,	December 31,
Property Plant and Equipment	2007	2006
Canada	$3,174,854	$3,297,922
United States	157,899	173,016
	$3,332,753	$3,470,938

	March 31,	December 31,
Assets	2007	2006
Canada	$8,581,312	$10,581,744
United States	177,333	192,861
	$8,758,645	$10,774,605

13.	Commitments

	a)	The Company has premises, vehicle and photocopier operating lease agreements. The leases expire between January 2007 and June 2010. The future lease obligations are as follows:

Amount
2007	$150,937
2008	$141,910
2009	$141,498
2010	$4,019

b)

During the year ended December 31, 2005, the Company received $87,547 for leasehold improvements to their office premises. In accordance with GAAP, this amount is being amortized against rent expense over the term of the 5 year lease. The total unamortized balance at March 31, 2007 is $48,151.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2007
Canadian Funds
(Unaudited)

14.	Prior Period Restatement

During the audit of the December 31, 2006 fiscal year, it was determined that an error had been made in the recording of the acquisitions of SESI and Contech (Note 7). These acquisitions were related party transactions that involved the issuance of shares, as either part of or as total consideration, for the purchase of these subsidiaries. The restatement is required after further consideration of EIC 62 as it has come to our attention that EIC 62 determines the share issuances to be monetary in nature, even though they were related party, and as such the transactions must be recorded at the exchange amount, equivalent to the value of the consideration given up (the shares at market value), at the time of the acquisitions.

	March 31, 2006	March 31, 2006
	As previously	Restated
	reported
Patents and other
intangible assets	$2,636,660	$3,310,513
Deficit	$(11,568,441)	$(12,030,757)
Amortization of deferred
development and other
intangibles	$89,991	$114,949

15.	Subsequent Events

a)

On April 30, 2007, the Company closed a private placement issuing 10,064,000 units of the Company at a price of $0.45 per unit for gross proceeds of $4,528,800. Each unit consisted of one common share and one half of one share purchase warrant, with a full share purchase warrant exercisable into one common share at a price of $0.60 for 24 months.

As part of the private placement, the Company paid a cash commission of $317,016, equal to 7% of the gross proceeds of the financing, together with a broker warrant exercisable to acquire 1,006,400 of the units sold under the offering, exercisable at a price of $0.45 per unit, equal to 10% of the units sold under the offering.

b)

On May 24, 2007, the Company announced that it has entered into an agreement with PetroSonic Energy Systems Inc. (“PetroSonic”) for the development of a crude heavy oil upgrading and processing system utilizing Sonic’s patented technologies. Under the terms of the agreement, PetroSonic will collaborate and fund the initial development of a new heavy oil Sonoprocess for the upgrading and processing of heavy oil. The first stage of the agreement is designed to confirm the development concept, after which Petrosonic will engineer and install a complete prototype plant to optimize the design variables of the system. Following the successful completion of the first stage, Sonic will have a 40% interest in PetroSonic and will work together with PetroSonic on a prototype installation directly in the field. PetroSonic has an obligation to fund the creation of the prototype plant, subject to Sonic’s option to fund its pro rata share.